EX-1.01
iRobot Corporation, Inc.
Conflict Minerals Report
For Calendar Year 2015

iRobot Corporation (the “Company”) submits this Conflict Minerals Report for Calendar Year 2015 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). The Company engages in the production and sale of Home, Defense and Security, and Remote Presence Robots. These include robotic vacuums and floor cleaners; surveillance robots; and telepresence robots.
The Company has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality or production of certain robotic products (and accessories) there were contracted to be manufactured for the Company during the 2015 calendar year. Accordingly, in accordance with Rule 13p-1, the Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) and engaged in due diligence efforts to determine if any of the Conflict Minerals were sourced from the Democratic Republic of Congo (the “DRC”) or adjoining countries (as defined in Item 1.01(d)(1) of Form SD) (the “Covered Countries”) or were from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD).
Based on these efforts the Company has been able to determine the source of the great bulk, but not all, of the conflict minerals in its products.
(1) RCOI and Due Diligence Efforts:
The Company has undertaken the following measures in order to determine the source and chain of custody of any conflict minerals in its products. These measures have been undertaken to conform with the due diligence framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, its Supplement on Tin, Tantalum, and Tungsten and its Supplement on Gold (“3TGs”).
The Company has:

1.
Developed and adopted a global policy identifying the requirements of the Rule and related requirements of suppliers. The Company’s Conflict Minerals Policy, which can be found on the Company’s website, emphasizes the Company’s commitment to conduct reasonable due diligence on its supply chain to assure that conflict minerals in its products are not being sourced from mines in the DRC or an adjoining country controlled by non-government military groups or unlawful military functions, and that the Company will not knowingly use minerals that are benefiting armed conflict.

2.
Established a Conflict Minerals Steering Committee, which meets once a quarter. The Committee’s executive sponsor is SVP of Global Operations and our team’s responsibility is to provide internal leadership and guidance to the entire Company to be mindful of the problems with conflict minerals, to make responsible supply chain decisions and to ensure the best results when conducting RCOI/Due Diligence.

3.	Established internal roles and responsibilities within the Company that encompass cross functional support of management within its Supply Chain, Internal Audit, Finance, and Legal Departments.

4.
Provided training on Rule 13p-1 to key personnel responsible for administering compliance efforts. This included familiarizing key personnel with the requirements of the Rule and the Company’s policy of using due diligence to determine the source of any conflict minerals in its products and to not knowingly utilize any conflict minerals that are benefiting armed conflict.

5.	Included in our Master Supplier Agreements and purchase orders requirements that suppliers and venders not utilize or purchase conflict minerals that are benefiting an armed conflict.

6.
Provided training to all our contract manufacturers, which was designed to summarize Rule 13p-1 and its requirements and to identify and communicate the Company’s expectations of suppliers to provide information necessary for compliance with the Rule.

7.
Requested that all of the Company’s contract manufacturers, and key suppliers of major components to those contract manufacturers, complete the Conflict Minerals Reporting Template ("CMRT") created by Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative ("GeSI") on sourcing information.

8.	Invested in online tools that allow our engineers to check the conflict minerals status of semiconductor components while making design selections.

9.	Posted this Conflict Minerals Report on its Internet website.

10.	With respect to determining the country of origin of conflict minerals in the Company’s Roomba, Braava and Scooba Home Robots (which account for approximately 90% of the Company’s total revenue):

◦	Analyzed the list of products that were manufactured and sold in 2015 to identify any 3TGs contained therein.

◦
Compiled a complete Approved Manufacturer’s List (AML) for components in the robots. This included a list of every supplier that was approved by the Company for major components required to build robots, a description of the part being provided and the related supplier part number.

◦	Worked with our contract manufacturers to create and provide a listing of non-AML suppliers of commodities such as resins, plastics, solder, and metal parts.

◦
Engaged a Third Party partner to work with each of the identified AML and non-AML suppliers to conduct a due diligence aligned to the EICC-GeSI template. Suppliers were asked to identify the smelters and refiners that were sources of conflict minerals used in materials and components they supplied in order to manufacture robots for the Company.

◦
Compared identified smelters and refiners against the listing of smelting facilities which have received a “Compliant” designation by the EICC-GeSI Conflict Free Smelter Program (CSFP) or are actively participating in audit activities to become Compliant.

Pursuant to these due diligence efforts:

◦
235 unique suppliers were contacted. Completed CMRT’s were successfully collected from 207 suppliers, all of which were current and dated after 2015. CMRT responses collected account for 96% of the materials spend for Home robots.

◦
285 unique smelters of Conflict Minerals were identified by these suppliers. Of these, 182 are CFSP Compliant, 31 are actively participating with CSFP to become Compliant and 72 are identified as Non-Compliant.

Mineral	Total # of Smelters and Refiners in supply chain	Total # CFSP Compliant	Total # Active	Total # Non-Compliant
Tantalum	46	46
Tin	77	42	15	20
Tungsten	39	21	10	8
Gold	123	73	6	44

Of the above smelters, 23 are confirmed sourcing some minerals from the DRC and 81 are sourcing some minerals from Covered Countries.
For its Defense and Security and Remote Presence robots, the Company worked directly with our contract manufacturers and key suppliers on the due diligence effort. The Company’s efforts included utilizing the CRMT created by EICC and GeSI on sourcing information, which was distributed to Defense and Security and Remote Presence robot contract manufacturers and key suppliers, to gather data dealing with whether conflict minerals were contained in materials supplied to the Company, or to the Company’s contract manufacturers, the source of those minerals, and whether the minerals were or were not DRC conflict free. Most of the CRMTs sent to our contract manufacturers and key suppliers were not returned to the Company. From the responses that were returned, it was determined that conflict minerals are necessary to the production of our Defense and Security and Remote Presences robots, and that some of these conflict minerals may have originated in a Covered Country. No responses indicated any utilized minerals benefited any conflict in the covered countries.
Based upon the above RCOI/due diligence efforts, it is possible that certain of the necessary conflict minerals used in the production of products contracted to be manufactured for the Company may contain conflict minerals that originated in the DRC or an adjoining country, and may have been processed at smelters that are not CFSP Compliant. Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporate Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Moreover, the Company is not required to obtain, and has not obtained, an independent private sector audit of this Conflict Minerals Report for Calendar year 2015.

(2) Plans for 2016
Plans for 2016 include:
◦Continuing to work with our Third Party partner for RCOI/due diligence data gathering, and increasing the scope to include all new Home robots.
◦Since responses to the CMRT are often at the company level, and not necessarily at the product level, trying to better determine the relationship, if any, between the list of non-compliant smelters and our products. Starting with Tungsten, the Company will try to analyze whether the 8 non-compliant smelters are in our supply chain. For example, do the products we buy from the suppliers utilizing that smelter contain Tungsten and is Tungsten used for our components procured from these non-compliant smelters.
◦Two smelters that were identified as possible sources for gold in our products were recently de-listed from the CFSP compliant list. We are actively working to confirm whether these are in our supply chain, and where necessary, remove them.
◦Improving the percentage of compliant and active suppliers.
◦Continuing to review all supplier responses and work with the suppliers to help improve the quality and completeness of their RCOI/due diligence data.
◦Better ensuring that responsible sourcing is a part of the standard decision making process at all levels of our supply chain.
(3) Product Description:
A list of the major products contracted to be manufactured for the Company in 2015 that contain or may contain conflict minerals is attached as Exhibit A to this Conflict Minerals Report. The efforts that have been undertaken by the Company to determine the source of the conflict minerals are described above.

iRobot Corporation
Exhibit A to Conflict Minerals Report for Calendar Year 2015
The following products that were contracted to be manufactured for iRobot Corporation in 2015 do or may contain conflict minerals.
Home Robots:

•	Roomba - robotic vacuum

•	Scooba - robotic floor scrubber

•	Braava - robotic floor cleaner

•	Mirra - robotic pool cleaner
Defense and Security:

•	FirstLook - robots

•	SUGV - robots

•	PackBot - robots

•	Kobra - robots
Remote Presence:

•	RP Vita - robotic telepresence robots

•	Ava 500 - robotic telepresence robots